EXHIBIT 99.1

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period end December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 3,2009

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2008 and 2007

Assets	2008	2007
Utility plant (notes 2 and 3)	$568,692,579	463,933,403
Less accumulated depreciation and amortization	(89,777,198)	(81,382,989)
Net utility plant	478,915,381	382,550,414
Investment in Vermont Electric Transmission Company, Inc. (note 9)	488,546	463,230

Current assets:
Cash	466,849	15,190,405
Bond sinking fund deposits	490,000	457,000
Bond interest deposits	2,985,911	3,019,480
Accounts receivable:
Affiliated companies	13,749,601	13,820,323
Other	7,183,366	6,832,219
Note receivable – related party (note 10)	700,000	850,000
Materials and supplies	6,684,808	5,727,468
Income tax receivable	650,941	754,802
Prepaids and other assets	1,776,088	3,815,433
Total current assets	34,687,564	50,467,130

Regulatory and other assets:
Regulatory assets	11,945,066	7,442,325
Unamortized debt expense, net	1,799,001	1,849,419
Cash surrender value of life insurance policies (note 8)	3,001,152	3,589,922
Deferred project costs and other	165,978	27,189
Total regulatory and other assets	16,911,197	12,908,855
Total assets	531,002,688	446,389,629

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2008 and 2007

Capitalization and Liabilities	2008	2007
Capitalization:
Stockholders’ equity:
Class B common stock; $100 par value per share. Authorized
430,000 shares; issued and outstanding 219,977 shares	$21,997,700	21,997,700
Class C common stock; $100 par value per share. Authorized
20,000 shares; issued and outstanding 19,901 shares	1,990,100	1,990,100
Retained earnings	292,206	266,198
	24,280,006	24,253,998
Class C preferred stock, $100 par value per share. Authorized
125,000 shares; 97,068 shares issued and outstanding (note 6)	145,602	145,602
	24,425,608	24,399,600
First mortgage bonds, net of current maturities (note 3)	196,254,000	198,268,000
Other long-term debt, net of current maturities (note 3)	152,115	444,237
Total capitalization	220,831,723	223,111,837
Commitments and contingencies (notes 8, 12 and 14)
Current liabilities:
Current maturities of long-term obligations (note 3)	2,306,121	2,277,680
Notes payable to bank (note 4)	20,857,520	—
Bank overdraft	1,594,738	1,813,062
Accounts payable:
Affiliated companies	587,047	130,970
Other	20,167,302	18,046,499
Accrued interest on bonds	3,001,260	3,019,480
Accrued taxes	501,316	536,804
Accrued expenses	14,710,123	8,559,154
Total current liabilities	63,725,427	34,383,649
Equity interest of noncontrolling members in
Vermont Transco LLC (note 7)	222,409,012	172,591,777
Reserves and deferred credits:
Deferred cost of removal liabilities (note 10)	2,135,304	1,081,804
Deferred tax liabilities (note 5)	9,464,587	7,385,150
Deferred compensation (note 8)	5,443,855	5,552,814
Accrued pension and postretirement liabilities (note 8)	6,992,780	2,282,598
Total reserves and deferred credits	24,036,526	16,302,366
Total capitalization and liabilities	$531,002,688	446,389,629
See accompanying notes to consolidated financial statements

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
Operating revenues:
Transmission revenues	$73,575,150	49,903,641	33,667,562
Sales of power	460,479	445,038	559,483
Rent of transmission facilities to others	1,624,487	1,562,284	1,580,496
Total operating revenues	75,660,116	51,910,963	35,807,541
Operating expenses:
Transmission expenses:
Operations	3,396,212	2,577,857	2,301,254
Maintenance	4,854,048	4,322,067	3,925,740
Rents	42,602	39,862	32,190
Purchased power	460,479	445,038	559,483
Administrative and general expenses	8,672,359	8,913,458	5,314,717
Depreciation and amortization	10,740,097	8,268,529	5,819,907
Taxes other than income	7,405,913	5,422,076	4,387,687
Total operating expenses	35,571,710	29,988,887	22,340,978
Operating income	40,088,406	21,922,076	13,466,563
Other income:
Interest	111,326	103,201	51,857
Equity in earnings of subsidiary (note 9)	41,096	50,832	157,356
Income before interest and other expense,
noncontrolling interest, and income tax	40,240,828	22,076,109	13,675,776
Interest and other expense:
Interest on first mortgage bonds	11,994,760	11,228,262	5,166,421
Other interest	572,468	3,137,004	3,823,359
Amortization of debt expense	97,788	95,261	76,288
Other	27,602	27,726	—
Allowance for borrowed funds used during
construction	(3,256,055)	(4,457,120)	(3,390,820)
Allowance for equity funds during construction	(4,884,082)	(1,910,194)	—
Net interest and other expense	4,552,481	8,120,939	5,675,248

Income before noncontrolling interest and income tax	35,688,347	13,955,170	8,000,528
Noncontrolling interest in the income of
Vermont Transco LLC (note 7)	30,712,296	9,483,361	3,245,386
Income before income tax	4,976,051	4,471,809	4,755,142
Income tax (note 5)	2,174,944	1,660,965	1,888,482
Net income	$2,801,107	2,810,844	2,866,660
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2008, 2007, and 2006
					Total
	Common stock		Preferred	Retained	stockholders’
	Class B	Class C	stock	earnings	equity
Balances at December 31, 2005	$21,997,700	1,990,100	194,136	183,542	24,365,478
Net income	—	—	—	2,866,660	2,866,660
Return of capital	—	—	(48,534)	—	(48,534)
Dividends declared and paid	—	—	—	(2,820,721)	(2,820,721)
Balances at December 31, 2006	21,997,700	1,990,100	145,602	229,481	24,362,883
Net income	—	—	—	2,810,844	2,810,844
Dividends declared and paid	—	—	—	(2,774,127)	(2,774,127)
Balances at December 31, 2007	21,997,700	1,990,100	145,602	266,198	24,399,600
Net income	—	—	—	2,801,107	2,801,107
Dividends declared and paid	—	—	—	(2,775,099)	(2,775,099)
Balances at December 31, 2008	$21,997,700	1,990,100	145,602	292,206	24,425,608
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
Cash flows from operating activities:
Net income	$2,801,107	2,810,844	2,866,660
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization	10,168,747	7,691,370	5,325,654
Amortization of regulatory assets	571,350	577,159	494,253
Amortization of debt expense	97,788	95,261	76,289
Deferred income tax expense	2,079,437	1,089,386	982,316
Equity in earnings of subsidiary	(41,096)	(50,832)	(157,356)
Dividends from subsidiary	15,780	15,938	62,000
Changes in assets and liabilities:
Accounts receivable	(280,425)	(2,822,531)	(956,756)
Materials and supplies	(957,340)	4,381,043	(4,903,624)
Income tax receivable	103,861	(562,985)	438,145
Regulatory assets	—	(27,875)	(2,163,235)
Accounts payable	3,542,156	(10,707,745)	(1,844,893)
Employee benefit plan funding	(363,907)	(30,951)	(62,719)
Deferred compensation	(108,961)	(157,584)	313,845
Other assets and liabilities	8,031,386	2,479,661	(1,034,253)
Net cash provided by (used in) operating activities	25,659,883	4,780,159	(563,674)
Cash flows from investing activities:
Return of investment in subsidiary	—	—	50,000
Change in bond sinking fund deposits	(33,000)	(32,000)	(29,000)
Advances to related party	150,000	(850,000)	—
Capital expenditures, net	(105,480,215)	(123,690,176)	(118,852,278)
Construction payables	(965,275)	3,983,315	4,528,078
Change in cash surrender value of life insurance policies	588,770	(308,005)	(373,243)
Net cash used in investing activities	(105,739,720)	(120,896,866)	(114,676,443)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2008, 2007, and 2006

Cash flows from financing activities:
Change in bank overdraft	(218,324)	1,813,062	—
Proceeds from bond issuance	—	80,000,000	65,000,000
Repayment of bonds	(1,877,000)	(1,748,000)	(1,628,000)
Debt issue costs	(47,370)	(357,675)	(960,849)
(Repayments of) proceeds from notes payable to bank, net	20,857,520	(61,470,000)	120,000
Proceeds from other long-term debt	—	—	—
Repayment of other long-term debt	(400,682)	(688,476)	(1,060,918)
Return of preferred stock capital	—	—	(48,534)
Issuance of VT Transco membership units	38,683,000	113,750,000	54,000,000
Distribution of VT Transco earnings to noncontrolling members	(19,578,060)	(7,110,796)	(776,171)
Undistributed earnings of VT Transco – noncontrolling members	30,712,296	9,483,361	3,245,383
Issuance of Class B common stock	—	—	—
Cash dividends on common stock	(2,758,597)	(2,758,597)	(2,758,597)
Cash dividends on preferred stock	(16,502)	(15,530)	(62,124)
Net cash provided by financing activities	65,356,281	130,897,349	115,070,190
Net increase (decrease) in cash	(14,723,556)	14,780,642	(169,927)
Cash, beginning of year	15,190,405	409,763	579,690
Cash, end of year	$466,849	15,190,405	409,763
Supplemental disclosures of cash flow information:
Cash paid during the year for interest, net of amounts capitalized	$9,392,394	8,300,276	5,129,638
Cash paid for income taxes	500,296	1,210,550	992,950
Noncash financing activities:
The Company recorded an unfunded defined benefit pension and other postretirement obligation of $6,992,780 and $2,282,598 at
December 31, 2008 and 2007 and a defined benefit pension and other postretirement regulatory asset of $7,142,831 and
$2,068,740 at December 31, 2008 and 2007 in connection with the adoption of SFAS No. 158.

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Principles

(a)	Description of Business

The consolidated financial statements of Vermont Electric Power Company, Inc. (VELCO or the Company) include the accounts of Vermont Transco LLC (VT Transco) and VELCO. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

VELCO owned and operated an electric power transmission system in the State of Vermont. VELCO had transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the FERC. Additionally, VELCO has an agreement for single unit power purchases of electricity, which it resells at cost to one of its stockholders in the State of Vermont.

On June 30, 2006, VELCO transferred substantially all of its electric transmission assets, along with the associated contracts, to VT Transco, in exchange for Class A Member units, and the assumption of VELCO’s long term debt and other liabilities. In addition, VELCO entered into a Management Services Agreement with Vermont Transco to serve as the Manager of VT Transco. This agreement provides for VT Transco to reimburse VELCO for all of its costs in fulfilling its responsibilities as the Manager of VT Transco.

VELCO, through its wholly owned subsidiary, Vermont Electric Transmission Company, Inc. (VETCO) (see note 9), constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO’s Class C preferred stock.

VELCO’s common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation (CVPS) owns 48% of VELCO’s Class B and 31% of its Class C common stock and 47% of its Class C preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities’ participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant’s obligations. These agency transactions are not reflected as part of VELCO’s operations; however, operating expenses may be indirectly impacted from year to year, depending on the significance and nature of the activities performed by VELCO.

(b)	Consolidation

VELCO consolidates VT Transco as it controls the financial and operating policies of VT Transco. Ownership interests of members other than the Company in the equity of VT Transco are presented in the consolidated balance sheets as noncontrolling interests in the caption labeled “Equity Interest

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

of Noncontrolling Members in VT Transco LLC”. The share of members other than the Company in the income of VT Transco is deducted in determining the Company’s consolidated net income. Inter-company balances and transactions have been eliminated in consolidation.

(c)	Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment pursuant to the accounting principles in Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. These regulatory amounts do not include the recognition of tax effects, which generally would be approximately 39%. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, and now through its subsidiary VT Transco, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset, which accounts for the difference between depreciation reported in the consolidated financial statements and depreciation previously recovered in rates, is $2,977,721 and $3,403,110 as of December 31, 2008 and 2007, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, and now through its subsidiary VT Transco, to accumulate as a regulatory asset the costs associated with VT Transco transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,824,514 and $1,970,475 as of December 31, 2008 and 2007, respectively.

As more fully described in note 8, the defined pension and other postretirement regulatory assets represent the unrecognized pension costs and other postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets. The regulatory asset related to the plans totaled $7,142,831 and $2,068,740 at December 31, 2008 and 2007.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

(d)	Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO NE open access transmission tariff regulated by FERC. The Company charges for these services under FERC approved rates. Prior to June 30, 2006, revenue was billed monthly based on estimated cost of service plus 11.5% return on capital. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class B and Class C shareholders prior to June 30, 2006 and 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units from inception of VT Transco. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $246,512 and $2,574,392 at December 31, 2008 and 2007, respectively, and is reported in prepaid and other assets in the accompanying consolidated financial statements.

(e)	Utility Plant

Utility plant in service is stated at cost.

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense as a percentage of average remaining transmission plant at 2.63% as of December 31, 2008, 2007 and 2006. This method is consistent with the straight line method of depreciation.

Software is recorded at cost. Depreciation is recorded at straight line rates over the estimated useful life of the assets which is five years.

(f)	Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(g)	Allowance for Borrowed Funds Used During Construction (AFUDC)

Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds is included as other income in the consolidated statements of income. AFUDC is not currently realized in cash, but is recovered in the form of

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 7.35%, 7.10% and 5.7% in 2008, 2007 and 2006, respectively.

(h)	Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(i)	Unamortized Debt Expense

Costs associated with the original issuance of long term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $97,788, $95,261, and $76,289 in 2008, 2007, and 2006, respectively.

(j)	Income Taxes

VT Transco LLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. VT Transco’s members (except certain tax exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements include a provision for federal and state income tax expense of VELCO only.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) was issued and was originally effective for fiscal years beginning after December 15, 2006. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Statement 109 does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company has elected to defer the adoption of FIN 48 in accordance with FASB Staff Position FIN 48-3 until fiscal 2009. Currently, the Company recognizes the effect of income tax positions only if such positions were probable of being sustained. Any related interest and penalties are reported in administrative and general expenses.

(k)	Pension and Other Postretirement Plans

The Company sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Effective December 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The recognition provisions of Statement 158 had no affect on the statements of income for the period presented. The Company adopted the measurement date provisions of Statement 158 during fiscal year 2008 which required the Company to change its measurement date for plan assets and benefit obligations to December 31. Prior to 2008, the Company measured its plan assets and benefit obligations as of September 30. The total impact of the change in measurement date totaled $380,780 for both plans and was recorded as an increase to regulatory asset as the amount will be recovered in future rates.

(l)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, recoverability of deferred income tax assets and other regulatory assets, obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(m)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred are expensed as incurred.

(n)	Recently Adopted Accounting Policies

On January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes criteria to be considered in measuring fair value and expands disclosure about fair value measurements, but does not expand use of fair value accounting in any new circumstances. Adoption of SFAS No. 157 did not have a material impact on the financial position, results of operations or cash flows.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which amends SFAS 157 by allowing entities to delay its effective date by one year for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This allows application by the Company for these assets and liabilities to be delayed until January 1, 2009.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value, with changes in fair value recognized in earnings. On January 1, 2008, SFAS 159 became effective; however the Company did not elect the fair value option for any financial assets or liabilities.

(o)	Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (SFAS 160). SFAS 160 states that minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. It requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 161 on its 2009 financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in note 8. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

(2)	Utility Plant

Utility plant consists of the following at December 31, 2008 and 2007:

	2008	2007
Land and rights of way	$32,813,905	20,906,960
Transmission equipment	429,493,138	270,589,522
Communications equipment	11,162,825	8,675,040
Buildings and office equipment	42,669,595	30,969,133
Construction work-in-process	52,553,116	132,792,748
	568,692,579	463,933,403
Less accumulated depreciation and amortization	89,777,198	81,382,989
	$478,915,381	382,550,414

Depreciation and amortization expense was $10,168,747, $7,691,370, and $5,325,654 for the years ended December 31, 2008, 2007 and 2006, respectively.

(3)	Long Term Debt

First Mortgage Bonds

The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2008 and 2007:

	2008	2007
Series L, 7.30% due through 2018	$8,021,000	8,588,000
Series N, 7.42%, due through 2012	21,823,000	22,761,000
Series O, 6.26% due through 2034	23,424,000	23,796,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59% due through 2036	35,000,000	35,000,000
Series R, 5.75% due through 2037	80,000,000	80,000,000
	198,268,000	200,145,000
Less bonds to be retired within one year	2,014,000	1,877,000
	$196,254,000	198,268,000

In March 2007, the Company received the proceeds from the sale of its Series R First Mortgage Bonds for the principal amount of $80,000,000, which the Company used to pay down its existing line of credit.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

Year ending December 31:
2009	$2,014,000
2010	2,161,000
2011	2,321,000
2012	19,789,000
2013	2,321,000
Thereafter	169,662,000
Total	$198,268,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common equity investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one third of the aggregate principal amount of the bonds outstanding or $66,089,333, at December 31, 2008. The Company believes it is in compliance with this requirement at December 31, 2008.

Other Debt

Other debt includes notes payable of $444,236 and $844,917 at December 31, 2008 and 2007, respectively, bearing interest at rates ranging from 5.44% to 6.51%, which mature within the next two years. The notes are secured by a lien on certain office equipment. Principal repayments for the next two years will amount to:

Year ending December 31:
2009	$292,121
2010	152,115
Total	$444,236

(4)	Notes Payable to Bank

The Company has an unsecured $95,000,000 line of credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 28, 2009, to provide interim financing for utility plant construction. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $21,184,730 in 2008 at a weighted average interest rate of 3.35%. The outstanding balance at December 31, 2008 and 2007 amounted to $20,857,520 and $0, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

(5)	Income Taxes

Federal and state income tax expenses (benefits) for the year ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Federal:
Current	$(228,422)	461,236	717,970
Deferred	1,941,141	913,267	737,674
Total federal	1,712,719	1,374,503	1,455,644
State:
Current	167,621	110,343	188,196
Deferred	294,604	176,119	244,642
Total state	462,225	286,462	432,838
Total federal and state
income tax	$2,174,944	1,660,965	1,888,482

The difference between the actual tax provision and the “expected” tax expense for 2008, 2007, and 2006 (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily attributable to the change in equity in earnings of subsidiary, state income taxes net of federal benefit, and the effects of several nondeductible items.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008, 2007, and 2006 are presented below:

	2008	2007
Deferred tax assets:
Deferred compensation	$1,530,656	1,540,052
Alternative minimum tax credit	641,776	485,468
Other	866,790	641,163
Total gross deferred tax assets	3,039,222	2,666,683
Deferred tax liabilities:
Utility plant depreciation	(12,503,809)	(10,051,833)
Net deferred tax liability	$(9,464,587)	(7,385,150)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable income.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

VELCO files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate company basis, in accordance with a tax sharing agreement.

(6)	Equity Transactions

Preferred Stock

The Class C preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO.

(7)	Noncontrolling Member’s Equity of VT Transco

VT Transco’s noncontrolling members include investor owned utilities, municipalities, and electric cooperatives. Each noncontrolling member was issued membership interests in VT Transco in proportion to the value of cash it contributed to the Company. A roll forward of the equity interest of noncontrolling members in VT Transco is as follows:

	Equity interest of noncontrolling members
	2008	2007
Beginning balance	$172,591,777	56,469,212
Issuance of membership units	38,683,000	113,750,000
Income before tax of VT Transco	30,712,296	9,483,361
Distributions of VT Transco income before tax	(19,578,060)	(7,110,796)
Ending balance	$222,409,013	172,591,777

Distribution of VT Transco’s income before tax to noncontrolling members is at the discretion of the Company and is in proportion to each member’s percentage interest in VT Transco.

(8)	Pension and Other Postretirement Benefits

In accordance with SFAS No. 158, the Company displays the net over or under funded position of a defined benefit pension and other postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under SFAS No. 71 for regulated utilities, in which case it would be recorded as a regulatory asset. As of December 31, 2008 and 2007, the Company recorded a regulatory asset of $6,142,677 and $2,068,740, respectively, an unfunded defined benefit pension obligation of $6,171,732 and $1,330,270, respectively, a postretirement healthcare obligation of $821,048 and $952,328, respectively, and related regulatory asset of $1,000,154 and $1,032,816, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Defined Benefit Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The following sets forth the plan’s projected benefit obligation, fair value of plan assets and funded status at December 31, 2008 and 2007:

	Pension benefits
	2008	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	$13,985,144	14,660,027
Service cost	1,253,617	758,614
Interest cost	1,114,591	817,913
Actuarial loss (gain)	1,250,017	(1,285,274)
Benefits paid	(550,349)	(966,136)
Benefit obligation at end of year	17,053,020	13,985,144
Change in plan assets:
Fair value of plan assets at beginning of year	12,654,874	11,335,391
Actual return on plan assets	(2,549,237)	1,450,619
Employer contribution	1,326,000	835,000
Benefits paid	(550,349)	(966,136)
Fair value of plan assets at end of year	10,881,288	12,654,874
Funded status	$(6,171,732)	(1,330,270)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2008 and 2007, which are recorded as a regulatory asset, are as follows:

	2008	2007
Prior service cost	$434,136	499,732
Change in measurement date to be recovered in rates	265,178	—
Net actuarial loss	5,443,363	536,192
	$6,142,677	1,035,924

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2009 is $268,476.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Net periodic benefit costs for the years ended December 31, 2008, 2007, and 2006 are as follows:

	Pension benefits
	2008	2007	2006
Components of net periodic benefit cost:
Service cost	$1,253,617	758,614	730,234
Interest cost	1,114,591	817,913	747,678
Expected return on plan assets	(1,135,735)	(825,620)	(717,834)
Recognized net actuarial loss	27,818	81,154	128,359
Net amortization	65,596	52,476	52,476
Net periodic benefit cost	$1,325,887	884,537	940,913

The actuarial assumptions used to determine the benefit obligations are as follows:

	Pension benefits
	2008	2007	2006
Weighted average assumptions:
Discount rate, pension expense	6.25%	5.75%	5.50%
Discount rate, projected benefit
obligation	6.00	6.25	5.75
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2009 to 2013 and the aggregate benefits expected to be paid in the five years from 2014 to 2018 are as follows:

Pension benefit payments
Fiscal year ending December 31:
2009	$544,272
2010	539,318
2011	423,236
2012	563,951
2013	693,517
2014-2018	3,922,961

Expected contribution for next fiscal year	$1,350,000

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2008 and 2007, as well as the plan’s target percentages:

	Plan assets		Target
Asset class	2008	2007	percentage	Benchmark
Money market	9%	—%	—%
Equity	68	65	65	S&P 500: Russell 2500:
Fixed income	23	35	35	MSCI EAFE Lehman
Total	100%	100%	100%	US Aggregate; CSFB

Postretirement Plan

The Company’s current postretirement benefit plan offers health care and life insurance benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company accrues the cost of postretirement benefits during the employees’ years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20 year period. For the years ended December 31, 2008, 2007 and 2006, the Company contributed $137,891, $143,431 and $100,379 toward these benefits. The Company anticipates contributing $140,000 for these benefits in 2009.

The FERC has established certain guidelines that all FERC regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Company filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

The following table sets for the plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2008 and 2007:

	2008	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,570,138	1,805,014
Service cost	95,852	67,397
Interest cost	113,129	88,743
Actuarial gain	(28,096)	(278,855)
Benefits paid	(156,466)	(112,161)
Benefit obligation at end of year	1,594,557	1,570,138
Change in plan assets:
Fair value of plan assets at beginning of year	617,810	582,628
Actual return on plan assets	(125,623)	47,137
Employer contribution	437,788	100,206
Benefits paid	(156,466)	(112,161)
Fair value of plan assets at end of year	773,509	617,810
Funded status	$(821,048)	(952,328)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2008 and 2007, which are recorded as a regulatory asset, are as follows:

	2008	2007
Prior service cost	$—	111,172
Change in measurement date to be recovered in rates	115,602	—
Net actuarial loss	884,552	921,644
	$1,000,154	1,032,816

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2008 is $52,122.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $12,118 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $11,333 in 2008.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Net periodic benefit costs as of December 31, 2008, 2007 and 2006.

	Postretirement benefits
	2008	2007	2006
Components of net periodic benefit cost:
Service cost	$95,852	67,397	49,395
Interest cost	113,129	88,743	97,581
Expected return on plan assets	(71,111)	(42,203)	(35,526)
Recognized net actuarial loss	27,793	40,041	54,109
Net amortization	37,360	22,234	22,234
Net periodic benefit cost	$203,023	176,212	187,793

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement benefits
	2008	2007	2006
Weighted average assumptions:
Discount rate, pension expense	6.25%	5.75%	5.50%
Discount rate, projected benefit
obligation	6.25	6.25	5.75
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Supplemental Executive Retirement Plan

The Company sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Company with additional retirement income. The Company is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,001,152 and $3,589,922 at December 31, 2008, and 2007, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying consolidated statements of income. The actuarial assumptions used to determine net benefit costs under this plan were a discount rate of 6.0%, 5.75% and 5.75%, and a rate of compensation increase of 3.0% at December 31, 2008, 2007 and 2006. Aggregate benefits payable amounted to $4,393,503 and $4,482,192 at December 31, 2008 and 2007, respectively.

Deferred Compensation

The Company has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2008 and 2007 is $1,050,352 and $1,070,622, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Defined Contribution Plan

The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Company contributed $354,666, $307,560, and $263,065 in 2008, 2007, and 2006, respectively.

(9)	Investment in Affiliated Company

Investment in affiliated company is accounted for under the equity method and represents VELCO’s 100% ownership of the common stock of Vermont Electric Transmission Company, Inc. (VETCO). The Company reviewed the guidance of FASB Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, as revised in December 2003, which addresses the consolidation of variable interest entities (VIE) by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risks or rewards associated with the VIE. As part of VELCO’s assessment of FIN 46R, VELCO reviewed the substance of VETCO to determine if it is still appropriate that the entity is not consolidated with VELCO’s operations. VETCO continues to operate under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. Additionally, these support agreements provide for an advisory committee made up of participants to review VETCO’s operations and make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical. These provisions effectively restrict VELCO’s control over VETCO’s operations. Based on these facts, VELCO has determined that it does not have a controlling financial interest in VETCO, as VELCO is not exposed to the risks and rewards of VETCO. In addition, the support agreements effectively restrict VELCO’s control, therefore VELCO has not consolidated its financial information with that of VETCO and, instead, is accounting for its investment using the equity method.

VELCO owns 100% of the common stock in VETCO. VELCO’s initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO’s total capitalization is paid to VELCO quarterly. This return of equity ceased when the long–term debt was paid in full in April 2006. Through December 31, 2006, VETCO has returned to VELCO $9,850,000 of the original capital contribution. The carrying amount of the investment is $488,546 and $463,230 at December 31, 2008 and 2007, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Summarized financial information related to VETCO at December 31, 2008 and 2007 and for the years then ended is as follows:

	Balance sheet
	2008	2007
Net utility plant in service	$2,393,670	2,471,855
Other assets	1,561,437	1,629,845
Total assets	$3,955,107	4,101,700
Other liabilities	$3,466,561	3,638,470
Stockholders’ investment	488,546	463,230
Total liabilities and stockholders’ investment	$3,955,107	4,101,700

	Statement of income
	2008	2007
Operating revenues	$1,552,906	2,168,615
Operating expenses	(1,495,194)	(2,081,327)
Other income (expense)	(16,616)	(36,456)
Net income	$41,096	50,832

Other Activity

VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $738,715 in 2008 and $1,106,921 in 2007, which primarily represents payroll services and insurance costs. These amounts are reflected as operating expenses in VETCO’s operating results and as a decrease in expenses in VELCO’s accompanying consolidated statements of income.

Effective in 2007, the Company has made available an unsecured, short term credit facility to their related party, VETCO. The facility allows for borrowings of up to $2,000,000 and as part of this agreement, the VETCO agrees to pay 0.15% per annum on the daily unused line of credit amount. The balance outstanding at December 31, 2008 and 2007 was $700,000 and $850,000, respectively.

(10)	Related Party Transactions

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to $697,174 and $840,908 in 2008 and 2007, respectively.

Similarly, Green Mountain Power Corporation (GMP) provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $4,373,922 and $3,600,706 in 2008 and 2007, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Asset Retirement Obligations

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its consolidated financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized under SFAS No. 143, that have previously been recovered from ratepayers for other than legal obligations. The Company reflects these amounts as a regulatory liability and expects, over time, to settle or recover through the rate setting process any over or under collected net cost of removal. Cost of removal included in depreciation expense totaled $2,135,304 and $1,081,804 in 2008 and 2007, respectively.

(11)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2008		2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets:
Cash	$72,900	72,900	129,287	129,287
Accounts receivable	7,383,965	7,383,965	7,359,662	7,359,662
Notes receivable	10,700,000	10,700,000	850,000	850,000
Financial liabilities:
Notes payable to bank	20,857,520	20,857,520	—	—
Accounts payable	7,862,009	7,862,009	7,388,357	7,388,357
Long term debt	2,458,236	2,459,198	2,721,917	2,732,748
First mortgage bonds	196,254,000	200,555,031	198,268,000	199,583,120
Due to VELCO	11,757,240	11,757,240	9,561,900	9,561,900

The carrying amounts shown in the table are included in the balance sheets under the indicated captions. The fair values of the financial instruments shown in the above table as of December 31, 2008 and 2007 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, trade accounts receivable, due from related parties, notes payable to banks, accounts payable, due to VELCO, and accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximates fair value because of the short term maturity of these instruments.

•
Notes receivable: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The discount rate is 2% and approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2008 and 2007, the Company utilized Moody’s long term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy

The Company adopted SFAS 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a nonrecurring basis. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial assets or liabilities reported at fair value in the December 31, 2008 financial statements. The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of Statement 157. The Company will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009 as discussed in note 1(n).

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

(12)	Business and Credit Concentrations

Significant Customers

Three customers, ISO New England, CVPS, and GMP individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers’ percentage of the total accounts receivable balance is as follows for the years ended December 31, 2008 and 2007:

	2008	2007
ISO New England	29.2%	18.7%
CVPS	28.9	31.5
GMP	22.9	24.2
	81.0%	74.4%

Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. These projects have been the Company’s prime focus during 2008 and 2007. Costs capitalized amounted to approximately $106,000,000 and $122,000,000 in 2008 and 2007, respectively, which related to projects estimated to be completed from 2008 – 2012, including: Lamoille County 115 KV Line, Southern Loop Project, East Avenue Loop, and Northwest Reliability Project. The Company has budgeted $136,000,000 for 2009 related to these projects, which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.

(13)	Self Insurance

The Company is self insured for employee health benefits. Under the terms of the self insurance plan, all full time, regular employees were eligible for participation and as such, the Company is responsible for the administration of the plan and any resultant liability incurred. The Company maintains a stop loss insurance agreement with the insurance company to limit its losses on individual and aggregate claims. As of December 31, 2008, the Company has recorded a self insurance liability of $234,500 for claims incurred but not reported.

(14)	Commitments

The Company reached a settlement with the Lamoille County municipal distribution utilities, regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in VT Transco and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase VT Transco membership units and the return on those units. After a ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by VT Transco.

 (Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Additionally, VELCO, as manager is responsible to make up the difference between the specific facility payments of the individual utilities and the actual specific facility charges based on $35,000,000 of specific facility assets. To accomplish this, VELCO acquired 1 million of the Company’s membership units in December 2008, and effective January 9, 2009, entered into an interest rate swap agreement to hedge the volatility on $10,000,000 of variable rate indebtedness. Such indebtedness was incurred in order for VELCO to purchase Company membership units to assist the Company with covering their portion of projected operating expenses resulting from the Lamoille County settlement. The swap fixes the Company’s interest rate on the $10,000,000 at 4.34%, which is a combination of a 125 basis point spread plus a swap rate of 3.09%. The swap expires in ten years at the same time VELCO’s specific facility obligation terminates per the settlement agreement.